04001553

PB 1/15/04

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURJEN FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 ELLISON AVENUE SUITE 302
(No. and Street)

WESTBURY, NEW YORK 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS JENNINGS 516-227-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE GARDEN CITY NEW YORK 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

RECD S.E.C.
JAN 8 2004
1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS JENNINGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURJEN FINANCIAL, INC., as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN C. GENDRON
NOTARY PUBLIC, State of New York
No. 01GE5060311
Qualified In Suffolk County
Commission Expires ~~May 20,~~ 10/25/06

Joan C Gendron Flanagan
Notary Public

Signature

Chairman + CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURJEN FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2003

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Murjen Financial, Inc.

We have audited the accompanying statement of financial condition of Murjen Financial, Inc. (the Company), as of September 30, 2003, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murjen Financial, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
December 5, 2003

MURJEN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Receivables from clearing organizations (Note 3)	$ 685,256	
Fixed assets - net of accumulated depreciation of $ 98,053 (Notes 2 and 4)	220,987	
Other Assets	34,400	
Total Assets		$ 940,643

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Cash overdraft (Note 2)	$ 2,063	
Accounts payable and accrued expenses	510,697	
Income taxes (Note 6)	67,818	
Deferred income taxes (Notes 2 and 6)	8,000	
Total Liabilities		588,577
COMMITMENTS AND CONTINGENCIES (Note 5)		
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Paid-in-capital	276,110	
Retained earnings	60,956	
Total Stockholders' Equity		352,065
Total Liabilities and Stockholders' Equity		$ 940,643

See accompanying notes to financial statements

MURJEN FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED 'SEPTEMBER 30, 2003

Income		
Commission income (Note 2)		$ 10,665,095
Interest Income		727
Total income		10,665,822
Expenses		
Officers' and employee compensation, benefits, trading commissions and general and administrative expenses	$ 9,809,807	
Rent and occupancy	274,703	
Clearing and execution	81,370	
Communications	286,926	
Licenses and registration	102,367	
Depreciation	57,202	
Total expenses		10,612,375
Income before income taxes		53,447
Income taxes (Note 6)		66,294
Net loss		$ (12,847)

See accompanying notes to financial statements

MURJEN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance - October 1, 2002	$ 15,000	$ 276,110	$ 73,802	$ 364,912
Net loss	-	-	(12,847)	(12,847)
Balance - September 30, 2003	$ 15,000	$ 276,110	$ 60,956	$ 352,065

See accompanying notes to financial statements

MURJEN FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)		$ (12,847)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 57,202	
Deferred income taxes	(2,500)	
Changes in assets and liabilities:		
Security deposit	16,505	
Receivable from clearing organization	(333,554)	
Prepaid expenses	13,796	
Accounts payable and accrued expenses	217,461	
Income taxes payable	67,818	
Total adjustments		36,728
Net cash provided by operating activities		23,881
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(73,780)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(49,899)
CASH AND CASH EQUIVALENTS, beginning		47,837
CASH AND CASH EQUIVALENTS, end		$ (2,062)

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Taxes	$ 9,790

See accompanying notes to financial statements.

MURJEN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

1. DESCRIPTION OF BUSINESS

Murjen Financial, Inc. (the "Company") is a registered securities broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in both Westbury, New York and New York City, New York and derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company became a member of NASD Regulation, Inc. ("NASDR") on January 16, 2000.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Total advertising costs were $68,972 for the year ended September 30, 2003.

3. RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

4. PROPERTY AND EQUIPMENT (NOTE 5)

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7 years	$ 249,626
Leasehold improvements	term of lease	69,414
		319,040
Less: Accumulated depreciation		98,053
Net property and equipment		$ 220,987

Depreciation expense for the year ended September 30, 2003 was $57,203.

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities under non-cancelable operating leases in New York City and Long Island for various terms. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses.

As of September 30, 2003, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended September 30,	
2004	$ 176,217
2005	91,733

As of October 1, 2003 and pursuant to a separation agreement between the two shareholders of the Company (see below), Murjen Financial, Inc. will no longer be under an obligation to pay the New York City office lease as it was agreed to be owned and operated by the departing officer.

5. COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is involved in routine litigation incidental to its business. In the opinion of management, based on the advice of counsel, the liability, if any, resulting from these matters will not be material.

Separation Agreement

In October 2003, pursuant to a shareholders agreement (the "Agreement"), entered into as of May 1, 2003 by the two officers and shareholders of the Company, a separation agreement was implemented severing the business relationship of the two parties.

Pursuant to the Agreement, all assets used in the New York City office, including the office lease, were transferred to the departing shareholder and to a new independent broker-dealer entity formed by the shareholder. During the month of October 2003, $50,000 of the funds deposited with the Company's clearing organization was transferred to the new broker-dealer entity and were recorded as a shareholder distribution by the Company. In addition, the departing shareholder received $54,517 in compensation and reimbursement of expenses incurred through September 30, 2003. Simultaneously, the remaining shareholder purchased the departing shareholder's 50% interest in the Company for $25,000. The Agreement also provides in detail for the mutual indemnification of present and future liabilities arising from the time period the two parties operated the Company as co-shareholders.

During January 2003, the departing shareholder instituted an NASD arbitration against the remaining officer and the Company. The statement of claim alleges causes of action for breach of contract with no specific claim for damages made. The Company and the remaining shareholder have denied all liability and intend to vigorously defend the claims. Before service of this initial Statement of Claim, the remaining shareholder and the Company instituted a separate NASD arbitration against the departing officer and others detailing allegations of wrong-doing and seeking recovery of specific damages. As of the date of these financial statements, the outcome of the arbitration is not known.

Included in the allegations of wrongdoing against the departing officer are the misclassifications of expenditures which are currently classified as assets on the books of the Company with a book value of approximately $88,000 as of September 30, 2002. The claim alleges that such expenditures should have been charged as additional compensation to the departing shareholder in the year incurred. The result of these claims has not yet been determined, and no adjustment has yet been made to these financial statements. The effect of reclassifying these expenditures would have no effect on the net capital computation of the Company as the asset in question is treated as "non-allowable" for purposes of this calculation.

Also included in the allegations of wrongdoing against the departing officer are the classification of certain expenses incurred in both fiscal 2002 and 2003. Any reclassification of these expenses would not have a material effect on the net income (loss) and retained earnings of the Company and no effect on its net capital computation.

6. INCOME TAXES

The deferred income tax assets of $8,000 as of September 30, 2003 relates to future tax consequences attributed to the financial statement carrying amount of its fixed assets and their respective tax basis.

Components of income tax liability are as follows as of September 30, 2003:

Federal	$ 8,036
State and local	59,782
Provision for income tax liability	$ 67,818

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At September 30, 2003, the Company had net capital of $94,675, which was $55,967 in excess of its required net capital of $38,707. The Company's ratio of net capital to aggregate indebtedness is 6.13 to 1.

MURJEN FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2003

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	352,065
Non-allowable assets		(255,387)
Haircuts on securities		(2,003)
Net Capital	$	94,675

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	38,707
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	55,967
Excess net capital at 1000%	$	36,617
Ratio: Aggregate indebtedness to net capital		6.13 to 1

MURJEN FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2003

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

MURJEN FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2003

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – October 1, 2002	$	364,912
Net loss for the year ended September 30, 2003		12,847
Total ownership equity – September 30, 2003		352,065
Less: Non-allowable assets		255,387
Haircuts		2,003
Audited net capital		94,675
Net capital per Focus Report Part IIA		144,132
Difference	$	49,457
Additional accrued expenses	$	41,457
Deferred income taxes	$	8,000

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

Board of Directors
Murjen Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Murjen Financial, Inc. (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to are relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Garden City, New York
December 5, 2003